TRIDENT ACQUISITIONS, INC.
William Wilson
P.O. Box 869
Lake Hopatcong, NJ  07849

November 7, 2011

Jeffrey Riedler
Jennifer Riegel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.   20549

Re:	Trident Acquisitions, Inc. Form 10-12g Filed January 26, 2011 File No. 000-54262

Dear Mr. Riedler:

This correspondence is in response to your June 16, 2011 letter in regards to the above stated matter.  We have enclosed a copy of our amended 10-12g for your review as well.  Below please find the requested information and where appropriate we have made amended our filing to reflect this information.

General

1.  We have filed the required 10-Q and also the respective 8-ks announcing the material event involving the resignation of Mr. DeMartinis and Mr. Ferrentino as officers and directors.

Item 1. Description of Business, Page 2

2.  We have enclosed a more expansive description of the due diligence process in our disclosure.  Specifically the analysis of business combinations will be undertaken by or under the supervision of our officer and director, who is not a professional business analyst but is expected to engage additional consultants and experts in this field before making a determination.  In analyzing prospective business combinations, management will consider such matters as the available technical, financial, and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management, the depth of management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the acquisition candidate; market share and potential for market growth; the potential for growth or expansion, the potential for profit; the industry in which the acquisition candidate operates and the potential for growth in that industry; the perceived public recognition or acceptance of products or services; name identification and other relevant factors. Our management or advisors will meet personally with management and key personnel of potential target businesses as part of their investigation.

It may be anticipated that any business combination will present certain risks.  Many of these risks cannot be adequately identified prior to selection, and investors must therefore depend on the ability of management to identify and evaluate such risks.  In the case of some of the potential combinations available to us, it may be anticipated that the promoters of such target businesses have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activity prior to a combination transaction with us.  There is a risk, even after the consummation of such business combinations and the related expenditure of our funds that the combined enterprises will still be unable to become a going concern or advance beyond the development stage.  The business combination target may involve new and untested products, processes, or market strategies, which may not succeed.  In the event of such a combination these risks will be assumed by us and, therefore, our shareholders.

Risk Factors, Page 5

3.  Due to the resignation of Mr. DeMartinis and Mr. Ferrentino we felt additional disclosure was not needed.

4.   Due to the resignations of Mr. DeMartinis and Mr. Ferrentino we feel the conflict of interest no longer exists.

5.  We have amended the disclosure to reflect the risks stated.

Item 4.  Directors, Executive Officers, Promoters and Control Persons, Page 15.

6.  Due to the resignation of Mr. DeMartinis and Mr. Ferrentino we felt additional disclosure was not needed

7.  The disclosure has been updated to reflect Item 401(e) requirements.

8.    Due to the resignations of Mr. DeMartinis and Mr. Ferrentino we believe the requested disclosure is no longer necessary.

Table of Contents to Financial Statements, page F-1 Audited Financial Statements.

9.  We have made the requested correction.

If you have any questions in regards to this response, please do not hesitate to contact me.  Thank you in advance for your time.

Sincerely,

/s/ William Wilson
William Wilson
President